Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Steiner's Coffee Cake of New York, Inc.
65 Sea Cliff Ave Suite 1A
Glen Cove, NY 11542
https://steinerscoffeecakeofnewyork.com/

Up to $1,068,999.00 in Non Voting Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Steiner's Coffee Cake of New York, Inc.
Address: 65 Sea Cliff Ave Suite 1A, Glen Cove, NY 11542
State of Incorporation: DE
Date Incorporated: October 19, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Non Voting Common Stock
Offering Maximum: $1,068,999.00 | 1,068,999 shares of Non Voting Common Stock
Type of Security Offered: Non Voting Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Company Perks*</u>

<u>Time-Based Perks</u>

<u>Friends and Family Early Birds</u>

Invest within the first 48 hours and receive additional 20% bonus shares.

<u>Super Early Bird Bonus</u>

Invest within the first week and receive additional 15% bonus shares.

<u>Early Bird Bonus</u>

Invest within the first two weeks and receive an additional 10% bonus shares.

<u>Amount-Based Perks</u>

<u>$500 | Tier 1</u>

Receive a free Taster's Box + 10% discount for life.

<u>$1,000 | Tier 2</u>

Receive a free Taster's Box + 15% discount for life.

<u>$2,500| Tier 3</u>

Free quarterly Mini Bundle subscription for a year + 25% life-time discount + 5% bonus shares.

$5,000 | Tier 4

Free monthly Taster's Box for a year + 15% life-time discount + 10% bonus shares.

$10,000 | Tier 5

Free monthly Taster's Box for a year + 15% life-time discount + 15% bonus shares.

$25,000 | Tier 6

Free monthly Taster's Box for a year + 15% life-time discount + 20% bonus shares.

**All perks occur when the offering is completed. All perks are delivered to the continental United States via 2 day shipping service.*

The 10% StartEngine Owners' Bonus

Steiner's Coffee Cake of New York, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1/ share, you will receive and own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Steiner's Coffee Cake of New York serves delicious, gluten-free, ready-to-eat sweet baked goods to conventional and gluten-free consumers alike. We are a woman-owned, family-run business driven by three core pillars: relationships with our **people**, sustainability for our **planet**, and quality of our **products**.

At Steiner's Coffee Cake of New York, we are not just another bakery. We want to ensure every person living with a gluten-free diet can eat real baked goods made with real recipes without fillers, extra sugar, or other strange ingredients to hide the terrible taste, texture and moisture profile. We are a wholesale baked goods company distributing our products in the continental united states, fresh frozen, ready to serve.

Steiner's Coffee Cake of New York, Inc. is a C corporation that will merge with Steiner's Coffee Cake of New York LLC (the current operating entity that was formed Septmeber 30, 2010) and become the lone surviving entity. This merger will occur prior to the issuance of securities pursuant to this raise and prior to the disbursement of funds. All information in this Form C is prepeared describing the corporate structure post-merger.

Competitors and Industry

Steiner's Coffee Cake of New York produces fresh frozen baked goods from family recieps using its proprietary all-purpose flour which it also sells.

Steiner's is focused on wholesale through frozen distribution. Our price point is a proven success in Restaurant and Hospitaltiy, Conveince, Grocery specialty sections/aisles and Independent Natural or Health Food Stores.

Incidents of Celiac diagnosis are on the rise.

Incidents of Nut allergies are on the rise.

Availability of outstanding baked goods to simultaneously serve the masses and these two allergy groups – **THIN.** We have yet to find a sweet baked goods company out there, distributed on a national level that serves both the gluten free and coventional consumer. Adding to that a clean label.

The sector is fragmented which presents us with an opportunity.

11.2 billion U.S. dollars in 2020 - https://www.statista.com/statistics/1175807/bakery-cafe-industry-market-size-us/

2020, American consumers purchased over two billion pastries and donuts, making them some of the most popular sweet baked product options https://www.statista.com/statistics/457119/us-dollar-sales-of-bakery-products-by-category/

The Key Trend in 2020 and 2021: Free-from, Natural and Organic

https://www.wboc.com/story/45088693/cakes,-pastries,-and-sweet-pies

Direct Competitors:

Sara Lee

Eat Me Guilt Free

Grandma's of New England

Indirect Competitors is comprised of both share of mind and share of wallet.

Healthy lifestyle - Sugar Free movements

Premium ice cream: Talenti Ice Cream

Small Batch bakers i.e. Meg Pies (pop-tart), Molly You

Ready to Bake Mix category

Our sustainable packaging sets us apart in the bakery category. All our packaging is 100% compostable or recyclable, and we have a zero-waste policy when it comes to our production process and final consumable product.

With gluten-free food options gaining popularity, the need for quality GF baked goods is on the rise. However, too many options out there use inferior GF flour that skimps on quality ingredients and sacrifices taste and texture. Unlike our competitors, we achieved our remarkably delicious taste and texture by only using the highest quality ingredients alongside our all-purpose flour blend.

Consumers who have celiac disease, who adhere to gluten-free diets, or who have no dietary restrictions whatsoever should all be able to enjoy clean label, premium quality, gluten-free baked goods that taste just as delicious as their gluten-filled counterparts – if not more so!

Current Stage and Roadmap

Current Stage:

Steiner's Coffee Cake of New York is in full production and sales. Steiner's products are sold across a wide range of retail, restaurant and coffee shop purveyors. Steiner's started generating revenue in 2018. The company enjoys a consumer try and buy conversion of 85% and a wholesale repeat order rate of 97%.

Road Map

Steiner's in the process of releasing it's next SKU, Chocolate Fudge Brownies. This SKU is currently availble DTC through www.nycoffeecake.com and Amazon.com. Steiner's has a limited retail release to add to its testing data. The packaging is in the test phase.

The next product staged for full retail release is Ginger Snaps. This SKU is currently only available DTC.

Launching new products

Chocolate Fudge Brownies

Ginger Snaps

Berry Scones

Dry Mixes

Relaunch of our All-Purpose Flour

Expanding distribution channel:

In November 2021 Steiner's attended it's 2nd tradeshow acquiring 45 new accounts. As the veil of COVID lifts Steiner's is aggressively going after new accounts across traditional grocer, restaurants, fast casual and coffee shops. Steiner's retains National Foodie Brokers and is available through J. Polep, NCD, HLA, and Inter-County Bakery Supply. Steiner's is currently offered on several new wholesale ecommerce channels including Tundra, Faire, The Good Trends and Mable.

Steiner's wholesale retention is 97% with a repeat order pace of 15 to 30 days. The company anticipates the per store velocity to increase as it releases more SKUs, adds sales personnel and implements a more substantial marketing plan.

Focus on more robust marketing efforts:

The most aggressive change Stiener's is poised to make in it's marekting efforts is the additional demo days. Steiner's is looking to add a minium of 64 demos a week post-raise. Our try and buy conversion rate is 85%. Our product is our best sales tool.

Major intiatives slated for 2022:

Steiner's has several strategic initiatives staged for release including B Corporation certification and the migration to organic ingredients.

Steiner's is poised to realize signifgant cost reductions as volume increases. These savings will impact production and packaging.

The Team

Officers and Directors

Name: Jennifer Steiner Pool

Jennifer Steiner Pool's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: May 01, 2016 - Present
  Responsibilities: Oversee all day to day operations, marketing and sales. Not currently taking a salary. 51% equity.

Name: Jeffrey T. Steiner

Jeffrey T. Steiner's current primary role is with SL Green . Jeffrey T. Steiner currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President
  Dates of Service: May 01, 2016 - Present
  Responsibilities: legal and finance. No salary. 49% equity.

Other business experience in the past three years:

- **Employer:** SL Green
  Title: MD,AGC
  Dates of Service: May 13, 2013 - Present
  Responsibilities: Associate General Counsel

Name: Nancy Steiner

Nancy Steiner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: May 01, 2016 - Present
  Responsibilities: Overseeing all R&D. Not currently taking a salary.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the EQUITY should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor

regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the goods and/or services at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any EQUITY purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the baked goods, consumer packaged goods, grocery or other industries. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will

choose to cease our sales activity. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Nonvoting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors

whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased marketing and advertising budget our products will be able to gain traction in the marketplace at a faster rate. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products in the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our products obsolete or that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Steiner's Coffee Cake of New York LLC, predecessor to Steiner's Coffee Cake of New York, Inc., was formed on May 1, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Steiner's Coffee Cake of New York LLC, predecessor to Steiner's Coffee Cake of New York, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a limited history, small customer base, and limited revenue. If you are investing in this company, it's because you think that premium gluten-free sweet baked goods is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is

no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents, if any, unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We are competing against other sweet baked goods.
Although we are a unique company that caters to a select market, we do compete against other producers of sweet baked goods. Our business growth depends on the market interest in the Company over other activities.

Evolving laws and regulations may require increased costs or adversely affect the Company's results of operations.
In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change certain Company practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on the Company's results of operations. The Company has identified what it believes are the areas of government regulation that, if changed, would be costly to the Company. These include, but are not limited to: laws and rules of the Occupational Safety and Health Administration, the Consumer Product Safety Commission, the Food and Drug Administration and the Environmental Protection Agency; laws and rules relating to the distinction between independent contractors and employees; and tax and other laws. There could be laws and regulations applicable to the Company's business that the Company has not identified or that, if changed, may be costly to us, and it cannot predict all the ways in which implementation of such laws and regulations may affect the Company. In the states in which the Company operates, the Company believes that it is in compliance with all applicable laws and regulations, but, due to the uncertain regulatory environment, certain states may determine that the Company is in violation of their laws and regulations. In the event that the Company must remedy such violations, the Company may be required to modify the Company's products in such states in a manner that undermines the Company's attractiveness to retailers and customers, the Company may become subject to fines or other penalties or, if the Company determines that the requirements to operate in compliance with such laws and regulations are overly burdensome, the Company may elect to terminate the Company's operations in such states. In each case, the Company's revenue may decline and the Company's business, financial condition and results of operations could be materially adversely affected. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate

state licenses or certificates, increasing the Company's security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the Company's products or services from being offered to and/or by its customers, which could have a material adverse effect on the Company's business, financial condition and results of operations.

As a food retailer, we, as well as our vendors, are subject to numerous federal, state and local laws and regulations and our compliance with these laws and regulations, as they currently exist or as modified in the future, may increase our costs, limit or eliminate our ability to sell certain products, require recalls of certain products, raise regulatory enforcement risks not present in the past or otherwise adversely affect our business, results of operations and financial condition.

As a retailer of food, we are subject to numerous federal and state health and safety laws and regulations. Our suppliers and contract manufacturers are also subject to such laws and regulations. These laws and regulations apply to many aspects of our business, including the sourcing of ingredients, manufacturing, packaging, labeling, distribution, advertising, sale, quality and safety of the products we sell, as well as the health and safety of our employees and the protection of the environment. In the United States, we are subject to regulation by various federal government agencies, including the FDA, the USDA and the FTC, as well as various state and local agencies. We also may be subject to the USDA's Organic Rule, which facilitates interstate and international commerce and the marketing of certain organically produced products, and provides assurance to our customers that such products meet consistent and uniform minimum base standards. Compliance with the USDA's Organic Rule could place a significant burden on some of our suppliers, which may cause a disruption in some of our product offerings. If these laws and regulations were violated by our management, employees, suppliers, distributors or vendors, we could be subject to fines, penalties and sanctions, including injunctions against future shipment and sale of products, seizure and confiscation of products, prohibition on the operation of our stores, restitution and disgorgement of profits, operating restrictions and even criminal prosecution in some circumstances. In connection with the marketing and advertisement of the products we sell, we could be the target of claims relating to false or deceptive advertising, including under the auspices of the FTC, the consumer protection statutes of some states and non-government watchdog groups. These events could interrupt the marketing and sales of products in our stores, including our private label products, severely damage our brand reputation and public image, increase the cost of products in our stores, result in product recalls or litigation, and impede our ability to deliver merchandise in sufficient quantities or quality, which could result in a material adverse effect on our business, financial condition and results of operations. New or revised government laws and regulations have been adopted in recent years, such as those relating to nutrition labeling that could result in additional compliance costs and the increased use of civil remedies to enforce such laws and regulations. Additionally, increased enforcement by government agencies could result in such costs and remedies, as well as the payment of fines or penalties imposed by such agencies. Furthermore, in recent years, the FDA has been and continues to be aggressive in enforcing its regulations with respect to nutrient content claims (e.g., "healthy," "low fat," "good source of," "calorie free," etc.), unauthorized "health claims" (claims that characterize the relationship between a food or food ingredient and a disease or health condition) and other claims that impermissibly suggest therapeutic benefits for certain foods or food components. Such FDA enforcement with respect to such promotional practices could result in costly product changes, potential private litigation, bad publicity and loss of consumer goodwill. We cannot predict the nature of future laws, regulations, interpretations or applications, or determine what effect either additional government regulations or administrative orders, when and if promulgated, or disparate federal, state and local regulatory schemes could have on our business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional recordkeeping, expanded documentation of the properties of certain products, expanded or different labeling and scientific substantiation. Any or all of such requirements could have an adverse effect on our operating results. Consumers or regulatory agencies may challenge certain claims made regarding the products we sell.

We may experience product recalls, withdrawals or seizures which could reduce our sales and adversely affect our results of operations.

We may be subject to product recalls, withdrawals or seizures if any of the products we sell is believed to cause injury or illness or if we are alleged to have violated governmental regulations in the labeling, promotion, sale or distribution of those products. A significant recall, withdrawal or seizure of any of the products we sell may require significant management attention, could result in substantial and unexpected costs and may adversely affect our business, financial condition or results of operations. Furthermore, a recall, withdrawal or seizure of any of the products we sell may adversely affect consumer confidence in our brands and thus decrease consumer demand for the products we sell. We rely on our suppliers to ensure that the products they manufacture and sell to us comply with all applicable regulatory and legislative requirements. In general, we seek representations and warranties, indemnifications and/or insurance from our suppliers. However, even with adequate insurance and indemnification, any claims of non-compliance could significantly damage our reputation and consumer confidence in the products we sell. In addition, the failure of those products to comply with applicable regulatory and legislative requirements could prevent us from marketing the products or require us to recall or remove such products from the market, which in certain cases could materially and adversely affect our business, financial condition and results of operations.

Litigation and publicity concerning food quality, health claims, and other issues could expose us to significant liabilities.

Food product businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more products. Adverse publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from buying our products. In addition, the food services industry has been subject to a growing number of claims based on the nutritional content of food products they sell, and disclosure and advertising practices. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on our business, financial condition and results of operations. In addition, regardless of the outcome of any litigation or regulatory proceedings, these proceedings could result in substantial costs and may require that we devote substantial resources to defend our company and could affect the future premiums we would be required to pay on our insurance policies. Any loss of confidence on the part of consumers in the truthfulness of our labeling or ingredient claims could be difficult and costly to overcome and may significantly reduce our brand value. Any of these events could adversely affect our reputation and brand and decrease our sales, which could have a material adverse effect on our business, financial condition and results of operations. Even if we are not the subject of such claims, publicity about these matters may harm our reputation or prospects and adversely affect our results. Further, changes in governmental regulations could have adverse effects on our business and subject us to additional regulatory actions.

Our business depends on our ability to maintain and scale the production and distribution infrastructure necessary to manufacture and sell our products, and any significant disruption in production or distribution could result in loss of customers.
Our reputation and ability to acquire and retain our customers are dependent upon reliable production and distribution and the underlying infrastructure. As our customer base and the amount of product we manufacture and ship continues to grow, we will need an increasing amount of production and distribution capacity. We have spent and expect to continue to spend substantial amounts on services to handle such capacity. The successful maintenance of this infrastructure is expensive and complex and there could be operational failures. In the event that our customer base or the amount of product we must manufacture and ship grows more quickly than anticipated, we may be required to incur significant additional costs. Interruptions in this infrastructure, whether due to natural disasters, supply shortages, physical break-ins, or other factors, could prevent our customers from purchasing desired quantities of products. A substantial portion of our manufacturing and distribution infrastructure is provided by third-parties. Any disruption in these services or any failure of these providers to handle existing or increased manufacturing or distribution could significantly harm our business. Any financial or other difficulties these providers face may adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide. If we do not maintain or expand our manufacturing and distribution infrastructure successfully or if we experience operational failures, we could lose current and potential customers, which could materially harm our operating results and financial condition.

Our business is subject to interruptions, delays or failures resulting from earthquakes, other natural catastrophic events or terrorism.
Our products, operations, and the locations where we manufacture our products are vulnerable to damage or interruption from earthquakes, fires, floods, power losses,

telecommunications failures, terrorist attacks, acts of war, human errors, break-ins, pandemics and similar events. A significant natural disaster, such as an earthquake, fire or flood, could have a material adverse impact on our business, financial condition and results of operations and our insurance coverage may be insufficient to compensate the Company for losses that may occur. Acts of terrorism could cause disruptions to our business or the economy as a whole. We may not have sufficient protection or recovery plans in certain circumstances, such as natural disasters affecting areas where data centers upon which we rely are located, and our business interruption insurance may be insufficient to compensate the Company for losses that may occur.

Current uncertainty in global economic conditions could adversely affect our revenue and business.
Our operations and performance depend on economic conditions. The current economic environment continues to be uncertain. These conditions may make it difficult for our customers to accurately forecast and plan future business activities, and could cause our customers to terminate their relationships with the Company or could cause our customers to reduce their purchases. Furthermore, during challenging economic times, our customers may face issues gaining timely access to sufficient credit, which could result in their unwillingness to continue with our service or impair their ability to make timely payments to us. If that were to occur, we may experience decreased revenue, be required to increase our allowance for doubtful accounts and our days receivables outstanding would be negatively impacted. If we are unable to finance our operations on acceptable terms as a result of renewed tightening in the credit markets, we may experience increased costs or we may not be able to effectively manage our business. We cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery in our industry. These and other economic factors could have a material adverse effect on our financial condition and operating results.

The amount raised in this offering may include investments from company insiders or immediate family member's.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jennifer Steiner Pool	2,040,000	Voting Common Stock	61.26%
Jeffrey T. Steiner	1,290,000	Voting Common Stock	38.74%

The Company's Securities

The Company has authorized Non Voting Common Stock, Voting Common Stock, Convertible Note, and Convertible Note 2. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,068,999 of Non Voting Common Stock.

Non Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 670,000 outstanding.

Voting Rights

There are no voting rights associated with Non Voting Common Stock.

Material Rights

The total amount outstanding includes 670,000 shares to be issued pursuant to outstanding Convertible Notes in the amount outstanding of $260,000.

Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 3,330,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Voting Common Stock.

Convertible Note

The security will convert into Non voting common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $135,000.00
Maturity Date: April 01, 2023
Interest Rate: 3.0%

Discount Rate: 25.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: Equity raise over a threshold.

Material Rights

The convertible notes are convertible into equity securities at a conversion price. The conversion price is defined as the lesser of (i) seventy-five percent (75%) of the price paid per share for Issued Securities by the investors in the Qualified Financing and (ii) the price derived by dividing (x) an equity valuation of the Company equal to the sum of $2,000,000 by (y) the number of shares of the Equity Securities outstanding immediately prior to the Qualified Financing, Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

These notes are not included in the indebtedness section as they will be converted in the event of the issuance of securities pursuant to this raise.

Each convertible note provides that the principal balance thereof is to be converted into units or shares of the Company issued and sold at the close of a transaction resulting in gross proceeds to the Company of at least $500K. In the event we do not raise gross proceeds of $500K there is a possibility the raise will not be consummated. However, in the event of a raise of under $500k it is possible the Company will reach an agreement with the noteholders such that the notes will be converted and the merger will be consummated.

Convertible Note 2

The security will convert into Equity and the terms of the Convertible Note 2 are outlined below:

Amount outstanding: $125,000.00
Maturity Date: December 09, 2022
Interest Rate: 3.0%
Discount Rate: %
Valuation Cap: $1,250,000.00
Conversion Trigger: Qualified Financing

Material Rights

Each convertible note is convertible into equity securities at a price per share equal to the conversion price. The conversion price is derived by dividing (x) an equity valuation of the Company equal to the note's conversion cap (i.e., $1,250,000) by (y) the number of shares of the Equity Securities outstanding immediately prior to the Qualified Financing.

The convertible notes are not included in the indebtedness section as they will be converted in the event of the issuance of securities pursuant to this raise.

Each convertible note provides that the principal balance thereof is to be converted into equity securities at the close of a transaction resulting in gross proceeds to the Company of at least $500K. In the event we do not raise gross proceeds of $500K there is a possibility the raise will not be consummated. However, in the event of a raise under $500k, it is possible the Company will reach an agreement with the noteholders such that the notes will be converted and the raise will be consummated.

What it means to be a minority holder

As a minority holder of nonvoting common stock of the company, you will have limited rights in regards to the corporate actions of the company, including selection of board members, additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors.

Dilution

Investors should understand the potential for dilution. The investor's percentage ownership in a company would be diluted due to the company issuing additional shares. In other words, if the company issues more shares, the percentage of the company that you own will go down, understanding that if the value of the company goes up, you will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as a private placement, another crowdfunding round, a venture capital round or an angel investment), employees exercising stock options, or by conversion of certain instruments (such as convertible debt, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $260,000.00
  Use of proceeds: Production, packaging, marketing
  Date: February 01, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2021 compared to year ended December 31, 2020.</u>

New Revenue

2021 was a very successful year for the Steiner's Coffee Cake of New York as we experienced record revenues and unit sales. 2021 revenues were up more than 17% from 2020. The slower growth in gross revenue is due to our swing back to wholesale coming out of the pandemic. Our overall unit sales increased however Steiner's still must surpass DTC sales by another 20,000 units to make up the difference in gross revenue. We anticipate a continued robust wholesale distribution expansion in 2022 along with a leading repeat order rate.

Cost of Sales

Cost of sales in 2021 was flat over fiscal year 2020. Until we secure enough capital to purchase at volume we will not realize the pending per unit savings on production and packaging. These savings are significant on a per unit basis. We will see an overall savings upwards of 25%.

Gross margins

2021 gross profit was flat as compared to 2020. This again is due to our resource constraints. With the realization of cost reductions we will close in significantly on our goal of a 38% GPM.

Expenses

The Company's expenses consist of, among other things, marketing and sales expenses, fees for professional services, research and development expenses. The company's monthly fixed budget remains unchanged year over year. The company does not have any employees. All labor related to production is managed through a staffing company to help eliminate exposure and overall carrying costs. The management team does NOT take a salary or realize any compensation at this time. Expenses in 2021 increased from 2020 due primarily to the recognition of our deferred rent. We now report deferred rent on a monthly basis.

Historical results and cash flows:

The Company is currently in the initial production and revenue generating stages. The cadence of historical cash flows will be indicative of the increased revenue and cash flows expected for the future. Clients currently reorder on a 10 to 15 day cycle. Remittance is on a 30 to 45 day cycle from ship date.

While the company will see an increase in the allocation of gross revenue to operating expenses due to a higher GPM, as newly available financial resources loosen the company's purchasing capacity a greater percentage of gross revenue will be allocated to overhead. The company prides itself on booking good receivables with a 99% rate of receipt. The success on this front is due to outstanding client communication, a 97% customer satisfaction rate and a prepay DTC process. Product is never shipped direct to the consumer unless it is paid in full.

Historically, cash was primarily generated through sales. The company's first post-raise GPM milestone is to contribute $.25 for every dollar sold to operations. If the company meets its first sales milestone of 30,000 cakes sold per month it will realize $7,500 in operating cash. Our current monthly nut is $5,800. The additional $1,700 will be allocated to support sales. The practice of reinvesting the additional operating allocation will continue as the company pushes toward its goal of 81,000 pieces per month post-raise.

Historically production is the most cash intensive area requiring a 60 to 90 day advance against sales. The company's historical cash flow has not supported this level of forward production investment. Sales are managed very tightly so as not to outpace the available resources to produce more product. The company is understaffed, this necessitates a constraint on sales to ensure the current infrastructure can deliver a 97% satisfaction rate along with a 97% repeat order rate.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 4, 2022 $1,511.26 cash on hand, open good receivables of $12,000. The company does not have a line of credit nor any outstanding loans. The company will continue to operate indefinitely at its current size and pace of growth if the minimum amount indicated in the raise is secured. If the company raises the maximum amount the pace of growth will advance exponentially. We believe Steiner's Coffee Cake of New York is poised for tremendous growth.The company will continue to grow at the new pace uninterrupted for three years. Assuming the growth goals are achieved the company will be self-sustaining at the new size.

Cash on hand: $1,511.26

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support production, marketing and sales as outlined previously. To achieve our projected GPM and sales goals we must start purchasing materials at sustainable price points. We must bring talent on board to support the cultivation of our existing client base and the acquisition of new clients. These efforts will require uptiering our marketing materials and increasing our available demo days.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Steiner's Coffee Cake of New York is poised for tremendous growth. The funds raised during this campaign will accelerate the company's ability to achieve the projected growth. If the raise is not fulfilled the company will continue to function as a much smaller entity. The growth projected will come over years rather than months.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering StartEngine will be paid in full for its efforts. There will be no additional funds available to contribute to the operations for Steiner's Coffee Cake of New York.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will have the runway required to meet it's goal of a self-sustaining cash flow. It will take 18 months to invest the funds and realize the gains. We anticipate that once the company hits 30,000 cakes a month at a GPM of 30% the company will have monthly operating funds of ~$17,000 or an annual operating budget of $204,000. This is a HUGE leap forward.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company continues to close its seed round raise through F&F of $650,000. As of launching the StartEngine equity round the company has booked $260,000 of the $650,000. No other sources of funding are currently under consideration.

Indebtedness

- **Creditor:** Family members of the President
  Amount Owed: $50,000.00
  Interest Rate: 3.0%
  Maturity Date: January 04, 2022

- **Creditor:** Family members of the President
  Amount Owed: $60,000.00
  Interest Rate: 3.0%
  Maturity Date: January 04, 2022

- **Creditor:** Friend of the President
  Amount Owed: $125,000.00
  Interest Rate: 3.0%
  Maturity Date: January 04, 2022

- **Creditor:** Friend of the President
  Amount Owed: $25,000.00
  Interest Rate: 3.0%
  Maturity Date: January 04, 2022

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $4,000,000.00

Valuation Details:

There is a wide open opportunity to solve 2 problems in the sweet baked goods category:

1. Gluten-free baked goods do not taste good

2. Restaurants, hospitaltiy venues, grocers, convenice and fast casual proprietors don't want to carry two lines of baked goods or risk cross contamination.

Steiner's Coffee Cake of New York has perfected a line of sweet baked goods that serves the conventional and gluten free community alike without sacrificing taste, texture or moisture. Steiner's delivers **premium baked goods** in every bite **without** imitation flavors, extra sugar, chemicals or modifiers. There is no other sweet baked goods company out there solving this problem for consumers, restaurants and grocers alike. Our 97% wholesale repeat order rate is all the proof we need. **Our clients keep coming back because they can maximize sales, space and extend a premium taste expereince to all of their clientel.**

Our secret sauce is our proprietary flour blend. To get there we need volume. At 2,250 doors we are driving $1.7MM in gross revenue at a 3x our post money valuation is $5.2MM. Our production capacity in our current manufacturing configuration is $437,355 gross revenue per MONTH. At $56,700 gross revenue per month we are profitable. This is only 13% of our capacity.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, the company currently only has class of stock with shares outstanding (Voting Common Stock), has assumed the conversion of $260,000 in outstanding convertible notes, and does not have any other options, warrants or other securities with a right to acquire shares. The pre-money valuation takes into account the conversion of $260,000 in Convertible Notes presently outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *To repay StartEngine*
  96.5%
  At this raise amount there won't be monies available for Steiner's.

If we raise the over allotment amount of $1,068,999.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  11.5%
  Steiner's needs to have a consistence and robust presence in front of the trade and end-users alike. This requires attendance at trade shows, allowances for distributor promos, demo days, organic and paid social and PR.

- *Working Capital*
  25.0%
  Steiner's needs a 2 to 3 year run way on G & A. This allocation will cover rent, insurance, telco and other infrastructure related to the day to day operations of the company.

- *Inventory*
  30.0%
  Steiner's needs to have 6 months of funding for manufacturing in hand. This is the KEY to driving down of COGS. Our unrealized targeted savings will ensure we can achieve a 38% GPM. This funding will allow us to purchase and manufacture everything smarter from our proprietary flour blend to our master cartons.

- *Company Employment*
  30.0%
  Steiner's needs to higher 2 sales people, 1 marketing coordinator and compensate the President for the first time in the company's history. This allocation gives us an 18 to 24 month runway including a 40% burden on each head.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://steinerscoffeecakeofnewyork.com/ (https://steinerscoffeecakeofnewyork.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/steiners-coffee-cakes

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Steiner's Coffee Cake of New York, Inc.

[See attached]

STEINER'S COFFEE CAKE OF NEW YORK LLC

Financial Statements
Year Ended December 31, 2021 and 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Steiner's Coffee Cake of New York LLC
Sea Cliff, New York

We have reviewed the accompanying financial statements of Steiner's Coffee Cake of New York LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 20, 2022
Los Angeles, California

STEINER'S COFFEE CAKE OF NEW YORK LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	2,135	$	775
Account receivables, net		12,465		7,202
Inventories		67,709		44,669
Prepaid expenses and other current assets		60		-
Total current assets		**82,369**		**52,646**
Property and Equipment, net		16,934		22,312
Total assets	**$**	**99,303**	**$**	**74,958**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Account Payables	$	52,804	$	45,381
Other current liabilities		-		21,000
Total current liabilities		**52,804**		**66,381**
Convertible Note		260,000		100,000
Accrued interest on Convertible Note		4,775		-
Total liabilities		**317,579**		**166,381**
MEMBERS' EQUITY				
Members' equity / (deficit)		(218,276)		(91,422)
Total members' equity		**(218,276)**		**(91,422)**
Total liabilities and members' equity	**$**	**99,303**	**$**	**74,958**

See accompanying notes to financial statements.

STEINER'S COFFEE CAKE OF NEW YORK LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
Net revenue	$	112,953	$	96,042
Cost of goods sold		89,349		57,513
Gross profit		23,604		38,528
Operating expenses				
General and administrative		91,584		95,641
Sales and marketing		53,715		12,767
Total operating expenses		145,299		108,408
Operating income/(loss)		(121,695)		(69,880)
Interest expense		4,935		-
Other Loss/(Income)		224		(3,553)
Income/(Loss) before provision for income taxes		(126,853)		(66,327)
Net Loss	**$**	**(126,853)**	**$**	**(66,327)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2019	**$ (26,130)**
Member contribution	1,035
Net loss	(66,327)
Balance—December 31, 2020	**$ (91,422)**
Member contribution	-
Net loss	(126,853)
Balance—December 31, 2021	**$ (218,276)**

See accompanying notes to financial statements.

STEINER'S COFFEE CAKE OF NEW YORK LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(126,853)	$	(66,327)
Adjustments to reconcile net loss to net cash provided/(used) by operating activities:				
Depreciation of property		5,378		3,721
Changes in operating assets and liabilities:				
Account receivables, net		(5,263)		(3,508)
Inventories		(23,039)		(40,199)
Prepaids and other current asset		(60)		
Account Payables		7,423		14,986
Other current liabilities		(21,000)		9,363
Accrued interest on Convertible Note		4,775		
Net cash provided used by operating activities		**(158,640)**		**(81,964)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(18,375)
Net cash provided/(used) in investing activities		**-**		**(18,375)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		-		1,035
Borrowing on Convertible Note		160,000		100,000
Repayment of loan				
Net cash provided/(used) by financing activities		**160,000**		**101,035**
Change in cash		1,360		696
Cash—beginning of year		775		79
Cash—end of year	**$**	**2,135**	**$**	**775**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Steiner's Coffee Cake of New York LLC was incorporated on June 24, 2016, in the state of New York. The financial statements of Steiner's Coffee Cake of New York LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sea Cliff, New York.

Steiner's Coffee Cake of New York is a manufacturer and distributor of ready-to-eat sweet baked goods and all-purpose flour, built on over sixty years of family tradition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020 the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, ingredients and finished goods which are determined using the FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020, and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its baked products directly to consumers, over distributers (HLA, J. Polep, Inter County Bakery Supply), direct distribution and e-distributor (Tundra, The Good Trends, UNFI Easy Options).

Cost of sales

Costs of goods sold include co-manufacturing fee per piece, clear film, retail box, and master carton.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $53,715 and $12,767, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 20, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the finished goods:

As of Year Ended December 31,	2021	2020
Finished goods	67,709	44,669
Total Inventories	**$ 67,709**	**$ 44,669**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Accrued Expenses	$ -	$ 21,000
Total Other Current Liabilities	**$ -**	**$ 21,000**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consist of:

As of Year Ended December 31,	2021	2020
Equipment	$ 26,884	$ 26,884
Accumulated depreciation	(9,950)	(4,572)
Property and Equipment, Net	**$ 16,934**	**$ 22,312**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $5,378 and $4,572, respectively.

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021	
Member's name	**Ownership percentage**
Jennifer Steiner Pool	51.0%
Jeffrey T. Steiner	49.0%
TOTAL	**100.0%**

7. DEBT

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2020 Convertible Notes	$ 100,000	3.00%	Fiscal Year 2020	4/1/2022	1,750	1,750	-	100,000	101,750	1,750	1,750	-	100,000	101,750
2021 Convertible Notes- certain lender	$ 125,000	3.00%	6/9/2021	12/9/2022	2,388	2,388	-	125,000	127,388					
2021 Convertible Notes- certain lender	$ 10,000	3.00%	3/8/2021	4/1/2022	200	200	-	10,000	10,200					
2021 Convertible Notes- certain lender	$ 25,000	3.00%	6/15/2021	6/15/2023	438	438	-	25,000	25,438					
Total					**$4,775**	**$ 4,775**	**$ -**	**$ 260,000**	**$ 101,750**	**$ 1,750**	**$ 1,750**	**$ -**	**$ 100,000**	**$ 101,750**

The convertible notes are convertible into equity securities at a conversion price. The conversion price is defined as the lesser of (i) seventy-five percent (75%) of the price paid per share for Issued Securities by the investors in the Qualified Financing and (ii) the price derived by dividing (x) an equity valuation of the Company equal to the sum of $2,000,000 by (y) the number of shares of the Equity Securities outstanding immediately prior to the Qualified Financing, Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. RELATED PARTY

There are no material related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 20, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $121,695, an operating cash flow loss of $158,640, and liquid assets in cash of $2,135, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.
The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Steiner's Coffee Cake of New York

Easy to Eat, Fun to Share


Delicious, gluten-free goods for the masses
Closing in 8 days

Website | Glen Cove, NY | FOOD & BEVERAGE

Steiner's Coffee Cake of New York serves delicious, gluten-free, ready-to-eat sweet baked goods to conventional and gluten-free consumers alike. We are a woman-owned, family-run business driven by three core pillars: relationships with our people, sustainability for our planet, and quality of our products.

$80,979 raised

51 Investors	$4M Valuation
$1.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	8 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates 35 | Comments | Follow

Reasons to Invest

- **Growth Happening Now**: The gluten-free food market is expected to grow significantly from $5.6 billion in 2020 to $8.3 billion by 2025, with baked goods as the largest sector of that market.
- **Quality Products and Ingredients**: Steiner's proprietary gluten-free all-purpose flour and premium quality ingredients combine to create products with incredible taste and texture. You'd never know they were gluten-free!
- **Continued Increase in Sales**: Steiner's has already scaled significantly. The production capacity has gone from 500 coffee cakes a week in 2018 to 14,000 coffee cakes per day in 2021, and they are ready for more.


Repeat Order Rate
97%
Try & Buy Conversion with Consumers
85%
Try & Buy Conversion with Buyers
90%

Rewards

Get rewarded for investing more into Steiner's Coffee Cake of New York:

$250+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
$500 | Tier 1
Receive a free Taster's Box + 10% discount for life.

$1,000+
Investment
$1,000 | Tier 2
Receive a free Taster's Box + 15% discount for life.

$2,500+
Investment
$2,500| Tier 3
Free quarterly Mini Bundle subscription for a year + 25% life-time discount + 5% bonus shares.

$5,000+
Investment
$5,000 | Tier 4
Free monthly Taster's Box for a year + 15% life-time discount + 10% bonus shares.

OVERVIEW

We Developed a Revolutionary Gluten Free Flour Recipe

At Steiner's Coffee Cake of New York, we are not just another bakery. We want to ensure every person living with a gluten-free diet can eat real baked goods made with real recipes without fillers, extra sugar, or other strange ingredients to hide the terrible taste, texture and moisture profile.



Our founder Nancy Steiner's goal was to bake something so good, so delicious, so perfectly moist the unsuspecting consumer would never know it was gluten-free.




STEINER'S

We are a woman-owned, family company. Our founder Nancy Steiner was diagnosed with celiac thirty years ago but didn't start baking her own gluten-free treats until she was 70. As soon as she perfected our proprietary gluten-free all-purpose flour, we knew we had to get it into the hands, mouths, and bellies of people everywhere.

Steiner's Coffee Cake of New York Pillars

1 PEOPLE

2 PLANET

3 PRODUCT



People

We see our customers, suppliers, and the whole supply chain as part of the Steiner family. And yes, that includes potential investors!

$10,000+
Investment
$10,000 | Tier 5
Free monthly Taster's Box for a year + 15% life-time discount + 15% bonus shares.

$25,000+
Investment
$25,000 | Tier 6
Free monthly Taster's Box for a year + 15% life-time discount + 20% bonus shares.

Our top priority is ensuring every bite of every baked good is as delicious as possible both for our gluten-free and conventional customers. This attention to detail is why we have a 97% repeat order rate.


What Our Customers Are Saying
I said, "Smell this - it smells sooooo good!" Ya, so good he went cross-eyed.
@skarrish
@Spokiininc Ambassador
I'm not even a fan of coffee cake, but this is something else! They're local so I support them!!
@samnaderirealtor
STEINER'S
COFFEE CAKE
1 CAKE

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

Planet

Our sustainable packaging sets us apart in the bakery category. All our packaging is 100% compostable or recyclable, and we have a zero-waste policy when it comes to our production process.

Product

Our proprietary, all-purpose gluten-free flour is the secret behind our success. In addition, we only use the best ingredients, setting our flavor profile apart from the rest of the ready-to-eat baked goods category.

We strive to bring real, premium quality food to unexpected places. Why should convenience store consumers have to settle for less than the real deal?


Being gluten-free doesn't mean you have to sacrifice taste, texture, or ingredients.

Now, we are thrilled to invite investors to the table as we continue to expand our reach and offerings. Welcome to the Steiner family!

THE PROBLEM

Most Gluten-Free Baked Goods Taste...Well, Gluten-Free

With gluten-free food options gaining popularity, the need for quality GF baked goods is growing. However, too many options out there use inferior **GF flour** that skimps on quality ingredients and sacrifices taste and texture.


It's no secret when a baked good is gluten-free.

Unlike our competitors, we achieved our remarkably delicious taste and texture by only using the highest quality ingredients alongside our all-purpose flour blend.

Just The REAL DEAL In EVERY Bite

Brand	No Soy	Kosher	Gluten Free	No Natural flavors	No Corn syrup	NO Modified food starch	NO Added Color	NO Diglycerides
Steiner's	✓	✓	✓	✓	✓	✓	✓	✓
Grandma's		✓			✓			
Boston CC*								
Hostess								
Entemann's								

Consumers who have celiac disease, who adhere to gluten-free diets, or who have no dietary restrictions whatsoever should all be able to enjoy clean label, premium quality, gluten-free baked goods that taste just as delicious as their gluten-filled counterparts – if not more so!


That's why we made sure STEINER'S is
So delicious you can't tell there's no gluten.

THE MARKET

A Fast-Growing Segment of a Major Market

The gluten-free food market is projected to expand significantly from $5.6 billion in 2020 to $8.3 billion by 2025. Bakery products make up the largest share of this market.


The economic impact of baked goods in the U.S. totals
$423 Billion

* Source

Meanwhile, the overall Sweet Baked Goods market is anticipated to continue to rise at a considerable rate over the next five years. This market is dominated by two parallel trends: health-consciousness and indulgence.

With gluten-free baked goods that taste delicious while also providing health benefits, our product is perfectly positioned to meet the evolving needs of this growing market.

THE SOLUTION

Using Premium Ingredients for Gluten-Free Baked Goods with Exceptional Taste

At Steiner's, we've taken the gluten out of sweet baked goods without sacrificing taste, texture or ingredients.

We developed our **proprietary all-purpose gluten-free flour blend** to appeal to conventional and gluten-free shoppers alike. We bake and freeze all of our products with the exception of the cookies to ensure maximum freshness upon consumption.


STEINER'S R&D Pipeline Includes
Dry Mixes
Banana Bread
Berry Scones
Chewy Chocolate Chip Cookies
Pumpkin Spice Cake
& More To Come!

We Strive for Zero Waste

We believe in building a sustainable business that serves as a steward for a healthier planet and provides economic success internally and externally. Our sustainable packaging is made from 100% home compost-rated clear film, and we use recycled and recyclable boxes for all our products.

In addition, our baked goods have a 2 year frozen shelf life, virtually guaranteeing they won't go to waste. Not only does this reduce food waste, it is the key to our profitability.

If we make it, we can sell it.

Accelerating Growth and Customer Enthusiasm

Since our launch, we have successfully scaled to mass production, moving our production capacity from 500 coffee cakes a week to 14,000 coffee cakes per day. Many of our independent grocery and restaurant clients have been on board for over three years.



Steiner's Commitment

1. Sustainable Manufacturing
2. REAL Ingredients
3. Baked Goods For EveryBODY
4. Responsible Portions

As we emerge from the pandemic, we have seen a significant change in our sales velocity. We now have two private label accounts, presence in two grocery store chains.

A Combined Wholesale and DTC Approach

Our combined approach came out of the COVID-19 pandemic, which forced us to pivot from an exclusively wholesale model to direct to consumer sales to survive. Now, we use a combination of both to get our baked goods in the hands and mouths of as many consumers as possible.

Our **wholesale model** uses a combination of direct distribution by e-commerce distributors such as UNFI Easy Options, THE Good Trends, Mable or Tundra, broker-driven sales through National Foodie Brokers, and shipped via Fedex or through the required distributors. We are also currently onboard with HLA and Inter County Bakers.

Meanwhile, we also conduct **direct to consumer** sales via our site powered by Woo Commerce and on Amazon.


All of Steiner's Coffee Cake
of New York's products are
made in the USA!

All our products are made in the USA. Our primary manufacturing facility is located in Brooklyn, NY, and our incubation and DTC fulfillment operations are located in Glen Cove, NY.

WHY INVEST

Changing the Standard for Gluten-Free Baking

The gluten-free consumer base is growing every day, with baked goods as the leading sector of the multi-billion dollar gluten-free food market.

Gluten-free consumers should not have to compromise on taste, texture, and ingredients when it comes to baked goods. That's why we created the best-tasting fresh frozen sweet baked goods on the market.



Through our unique offerings, we see our brand becoming a household name in sweet baked goods and gluten-free food alike. Ultimately, our long-term objective is acquisition. In order to continue our short-term growth, we are preparing to launch our next SKU, to-die-for chocolate fudge brownies.


Our sustainability commitment, clean label, and zero waste policy lead the sector.

We invite you to join the Steiner family as a part of a company that prides itself on our delicious baked goods and being a productive part of the community at large. Join us today, and get in on a sweet deal.

In the Press

SHOW MORE

Meet Our Team



Jennifer Steiner Pool

President

A veteran business executive who has brought her leadership to well-established companies and start-ups alike, Jennifer Steiner Pool feels the most joy serving as president of Steiner's Coffee Cake of New York, working with her mother, founder Nancy Steiner. Since its launch in 2016, Jen has built a loyal following for her grandfather Malcolm's recipes as developed by her former science-teacher mother: gluten-free, nut-free, kosher products that include brownies, ginger snaps, all-purpose gluten-free baking flour, and "the very best coffee cake in the world."

For more than two decades Jen has cultivated a career across multiple fields, developing skills in brand development, strategic operations, marketing and social media, among many others. Recently she served as president of Project 375, a not-for-profit focused on eradicating the stigma surrounding mental health. She spent nearly four years with NYC-based Dempsey & Carroll - The 1878 Stationery Company, as president and chair of the advisory board, in the wake of holding the top executive post for Action Wobble Inc., a patented adhesive technology for the craft and hobby market.

Among her earlier work in marketing and advertising, Jen served as SVP, marketing and account service for Euro RSCG Life 4D, COO of the branding and advertising agency Fly Communications, vice president, strategy for CoActive Marketing Group, founder/principal of the Denver-based experiential marketing firm Sales Fuel Group, and senior account executive for McClain Finlon Advertising. She earned her Bachelor of Sciences degree in advertising from the University of Colorado Boulder.



Jeffrey T. Steiner

Vice President

Commercial real estate attorney with experience in all aspects of commercial real estate transactions including acquisitions, dispositions, joint ventures, finance/loan origination, restructuring and complex portfolio management and strategy. A graduate of Tufts University, holding a JD from The George Washington University Law School. Jeffrey oversees legal and finance matters for Steiner's Coffee Cake of New York. He manages the relationship with the company's legal firm, Nixon Peabody and accounting firm, Martin Levinson Associates.



Nancy Steiner

Director

Having honed her career as a science teacher, it seemed only natural when Nancy Steiner decided to use her professional knowledge in the kitchen. A native of New York City raised in Port Washington, Long Island, she took inspiration from her father-in-law, Malcolm Steiner. A man of very few words ("add more butter" being three of them as a universal corrective), Malcolm took Nancy under his wing and taught her everything he knew, including his killer recipe for coffee cake.

Health concerns led Nancy toward a specific goal. More than 30 years ago she was diagnosed with Celiac disease, and began to work tirelessly in the kitchen to develop a gluten-free, all-purpose flour that baked for the masses. Over the years she tapped her science acumen to pursue this goal, testing every product on the market, with the dream of baking something so delicious, so perfectly moist, that unsuspecting consumers wouldn't know it was gluten-free.

In anticipation of success, her children Jen and Jeff initially established the brand, Steiner's Coffee Cake of New York, in 2010. It took a few more years, but finally Nancy nailed it – on the precipice of her 70th birthday she was ready to launch her company.

Today, Nancy still focuses on the R&D while Jen runs the company, and the mother-daughter team loves selling their line of gluten-free, nut-free, kosher products to consumers. These include brownies, ginger snaps, all-purpose gluten-free baking flour, and of course, "the very best coffee cake in the world."

Offering Summary

Company	Steiner's Coffee Cake of New York, Inc.
Corporate Address	65 Sea Cliff Ave Suite 1A, Glen Cove, NY 11542
Offering Minimum	$10,000.00
Offering Maximum	$1,068,999.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Non Voting Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,068,999
Price per Share	$1.00
Pre-Money Valuation	$4,000,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Time-Based Perks

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based Perks

$500 | Tier 1

Receive a free Taster's Box + 10% discount for life.

$1,000 | Tier 2

Receive a free Taster's Box + 15% discount for life.

$2,500| Tier 3

Free quarterly Mini Bundle subscription for a year + 25% life-time discount + 5% bonus shares.

$5,000 | Tier 4

Free monthly Taster's Box for a year + 15% life-time discount + 10% bonus shares.

$10,000 | Tier 5

Free monthly Taster's Box for a year + 15% life-time discount + 15% bonus shares.

$25,000 | Tier 6

Free monthly Taster's Box for a year + 15% life-time discount + 20% bonus shares.

**All perks occur when the offering is completed. All perks are delivered to the continental United States via 2 day shipping service.*

The 10% StartEngine Owners' Bonus

Steiner's Coffee Cake of New York, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1/ share, you will receive and own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

9 days left - today was a GREAT restocking day.

1 day ago

9 days left. Check out our raise details at the top of our page.

It's not often that I personally get to restock inventory for our clients. I do love the thrill of seeing our "name in lights." It never gets old. Just look at the company we keep, big leagues! Today (9.19.22) I restocked one dozen coffee cakes at North Shore Farms in Glen Cove, NY (picture below). We have great positioning in the reach-in cold case adjacent to the check out line. It's perfect for impulse buys.

We also shipped out orders to some of our long standing clients. The reason they keep coming back is; product quality, on time delivery and outstanding customer service. We shipped out to some of our long standing and favorite clients today. Calders Coffee, Hideaway Cafe, Aromas World and the Beach House Cafe are great examples of accounts that make us shine because we help them delight their clients.



It's all about the customers we serve

9 days ago

Every client, customer, supplier and investor is a part of our family.


COFFEE CAKE & SERVICE
YES!!! I ACTUALLY WAS SENDING ACCOLADES YOUR WAY FOR BOTH SCRUMPTIOUS BAKED GOODS AND BY FAR THE BEST SHIPPING OF ALL MERCHANTS I HAVE USED THIS PAST YEAR. ALSO, THANK YOU FOR INQUIRING ABOUT MY MOM WHO IS MAINTAINING HER CURRENT LEVEL OF HEALTH. IT WAS VERY KIND OF YOU!! I HOPE YOU, YOUR MOM AND YOUR FAMILY ARE WELL. YOU AND YOUR COMPANY TREAT YOUR CLIENTS WITH UNPARALLELED SERVICE!!!! THANKS!!!!!!
SHONA - NJ 9.9.22

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

19 days left

11 days ago

We have 19 days to #makeithappen.

We have lots of great things happening and MUCH MORE to come as we head into Q4. We are so excited leverage our new working capital.

There is still time to support the raise.

1. Share your interest in Steiner's with your network
2. Jump into the raise if you haven't done so already
3. Increase your raise amount to take advantage of the perks highlighted on the campaign page


STEINER'S NEW YORK COFFEE CAKE
startengine.com
Invest in Steiner's
SWEET BAKED GOODS FOR EVERYBODY
DELICIOUS
SUSTAINABLE PACKAGING
GLUTEN FREE
CLEAN LABEL
WOMAN OWNED

The final count down is on...26 days to go

18 days ago

Hello all - be sure to confirm your investment today. **We are in the final 26 days of the raise.** This is it! We can #makeithappen.

How can you help:

1. **Share** our posts -sharing is caring
2. Tell a friend - word of mouth

Raise DRAFT Partial Allocation Review (these are estimates based on a fixed point in time and are subject to change):

1. Fund production through the end of Q1 $120,000
2. Finalize design and purchase packaging to launch brownies and flour in Q1, resupply coffee cake packaging ($100,000)
3. Order flour to support production through Q1 ($25,000)
4. Spend against marketing for Q4 and Q1 (demo days, digital and in-store POS) ($60,000 (6) months)

We are ready to put your investment to work immediately. We have best-in-class suppliers ready to move on our behalf.

- Packaging - Malnove, Rootree and NatureFlex
- Demo days and Merchandising - Basemakers
- Co-manufacturers (flour and finished product) - test, contracted, ready
- Distributor - NCD (National Convenience Distributors) working and ready for more supply
- Broker - Working and ready for more supply

Our Inner Packs


Warm it up Before you Eat it up

Notice of Material Change in Offering

22 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Steiner's Coffee Cake of New York offering. Here's an excerpt describing the specifics of the change:

Issuer is extending campaign end date.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Did you miss it - NEVER FEAR Check out Jen's interview on Luvafoodie

29 days ago

An interview on Luvafoodie Monday, August 22nd 2022.


Michelle Mazzara- Luvafoodie, Founder
Jennifer Steiner Pool

Luvafoodie Linkedin LIVE August 22nd

Join Luvafoodie for a live conversation with Jennifer

29 days ago

Join us M**onday, August 22nd at 2 PM EDT** for a live conversation on Luvafoodie Linkedin LIVE. We'll be talking about all things cake and business.

https://www.linkedin.com/video/event/urn:li:ugcPost:6966018390981312515/



Decreasing Our COGs & Increasing Our Sustainability

about 1 month ago

When we hit our first raise DISBURSEMENT milestone of $250K **(Steiner's has NOT, as of 8.9.22 taken a disbursement from the StartEngine REG CF raise)** we will upgrade our packaging.

1. Print on our compostable clear film for both the coffee cakes and chocolate fudge brownies
2. Eliminate our single box
3. Reengineer our inner pack/shipper/display box to be multipurpose and more effective on the shelf for both SKUs

The allocation for this strategic initiative is $100,000 of the first $250,000 disbursed. **Check out our video explanation.**


STEINER'S
COFFEE CAKE

Making Coffee Cakes

about 2 months ago

At Steiner's our proof of concept process included being able to scale our recipe to full mass production. Our coffee cakes have a middle and top layer consisting of a delectable cinnamon/sugar mixture. Our self-imposed mandate was to preserve the layered profile in mass production. This is a signature component of our coffee cakes, this is how Grandpa Malcolm made them, this is how we STILL make them.

We found a way. With that mandate achieved we were able to move our production capacity from 500 coffee cakes a week to **14,000** coffee cakes **PER 8 HOUR shift**, all while reducing our COGs.

Sometimes you get it right - **sometimes it's PERFECT**.



Sales Metrics: Repeat Order Rate, Velocity, New Accounts

about 2 months ago

At Steiner's we are watching 3 core metrics to indicate the health of our sales.

1. **Repeat Order Rate** - the first sale is easy, we want to see our clients come back - the 3rd and 4th order really tell us we're in.
2. **Velocity** - the pace at which our product moves through any given location is in part, out of our control, some accounts will never increase their velocity however they will be steady - every location has its cap. This dynamic is different with distributors, order velocity is a key indicator of our successful adoption throughout their network.
3. **New Account Onboarding Pace** - filling the top of the funnel with first time orders is critical to growth.

Of course, **nothing says it better** than a PO in hand. Currently our biggest distributor is the family of companies operating under the banner of National Convenience Distributors. On Friday we received our **3rd PO** for a pallet of our Grab 'n Go Coffee Cakes. We have the repeat orders, now we need to increase the velocity and size of the orders. Once we have a marketing budget engaged we will be in a much better position to support this growth. At the moment we continue to be #mightyscrappy.

Our goal is a 4th PO in September for 3 pallets.


16
13
330
1,679

NATIONAL CONVENIENCE DISTRIBUTORS

Purchase Order Number	NCD105636
Order Date	22-Jul-2022
Change Order Revision	0
Freight	
Weight	0.00

ngdale,

Ship-To:
140 Carolyn Blvd
Receiving Dock
Farmingdale, NY 11735
UNITED STATES

Quantity	Purchasing UOM	Unit Price	Discount Amount	Reason	Extended Cost
48.00	CS	$ 68.04	0.00		$ 3,265.92

ORDER TOTAL	$ 3,265.92
DISCOUNTS	$ 0.00
NET TOTAL	$ 3,265.92

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Nancy S. 6 months ago Pinned by Company

Unlike other companies Steiner's does not use stabilizers, preservatives, or "natural flavors "as a result Steiner's baked goods will NOT outlive a cockroach. Enjoy the real taste of baked goods once again with Steiner's.

0

Brian F. 23 days ago

This is the right direction. Gluten is destroying the gut in human beings and more and more are finding out. Gluten free products is the future, but, is it also "lectin free"? Gluten is only 1 kind of Lectins, there are numerous other types of Lectins, and gluten is the milder type compared to other types of Lectins. Therefore "Gluten Free" products have often substituted one kind of Lectin (Gluten) for another and far more potent lectin causing even more damage in the long run, despite the immediate experience of relief. Check out Dr. Steven Gundry. Gluten Free is the "current" wave. Lectin Free is the "Next" wave.

0 View 1 reply

Joseph C. 4 INVESTMENTS 25 days ago

Beware Electronics G. is a scam. Don't give out your bank information. This same message is sent to other campains.

0 View 1 reply

Electronics G. 25 days ago

hello

contact me on my email (
winstonchu2000@yahoo.com) am willing to invest over 100k$ to 35M$

Regards,
Winston Chu

0

Robert F. 45 INVESTMENTS a month ago

Jennifer I really enjoyed that luvafoody podcast. I am sold on your story and have made 3 purchases here on StartEngine. How close are you to the $250k level? Please do not get discouraged. You have a winning strategy. I know other companies 'realist' or 'extend' their listing. Is this a possibility?

0 View 2 replies

BERNARD W. 1 INVESTMENT 5 months ago

Hello is there a way we can obtain any samples of your scones etc?

0 View 3 replies

John W. 5 INVESTMENTS 6 months ago

2 year shelf life i am impressed. i agree with people about getting product at military bases. being a vet myself would have loved to have something like this. what is your short term and long term goals? thanks do you have any kind of projections, excuse me if i am overlooking it.

0 View 3 replies

Patrick H. 17 INVESTMENTS 6 months ago

Hello! I spoke to the DECA Manager at Keesler Air Force Base, Biloxi, MS today about how to get your products on the shelf for service members around the world and I got a world class education. (LOL!) To get your products on the shelves of commissaries worldwide you will need to go through the HQ at Ft. Lee, VA.

Here is a PDF that will help guide you through the contracting/inspection process.:

chrome-extension://efaidnbmnnnibpcajpcglclefindmkaj/viewer.html?pdfurl=https%3A%2F%2Fwww.ncmbc.us%2Fwp-content%2Fuploads%2FSales-Team-Directory-Oct2018.pdf&clen=434073&chunk=true

Here is another link that should also prove helpful: https://www.commissaries.com/our-agency/business-with-deca/contracting/resale-grocery-products-and-services

Again; there are a voluminous number of military families that would love to see a greater variety of gluten free products available around the world. Please let me know what I can do to help you run the traps and get this going.

↑ 0 View 5 replies

Darci H. 6 months ago

Love this product! I'm investing because I also love the company. So driven. So ethical. These ladies want to bring something good into the baked goods market and in my opinion, they have done just that. It's all real ingredients. No manipulating chemicals. AND they are also concerned with how their packaging effects the planet long after we are gone! I've had conversations with both Jennifer and Nanci and I can honestly say when you hear them talk about their vision, you wish they were responsible for everything you eat. The bonus is that they spread their passion into efficient delivery, fair pricing and responsible packaging. The more people that taste Steiner's baked goods, the bigger this company will grow and I can not wait!

↑ 0 View 1 reply

Patrick H. 17 INVESTMENTS 6 months ago

I just invested in your product. Why have you not tried to get your product world-wide exposure by putting it in the US military commissary (DECA-Defense Commissary Agency)? I can request your item be stocked-and you can do the paperwork to get it on store shelves.

The two links below will help you get started. We would LOVE something like this for all service members!!!

Here are two links for your convenience: https://www.govinfo.gov/content/pkg/GAOREPORTS-GAO-03-160/html/GAOREPORTS-GAO-03-160.htm

https://www.commissaries.com/our-agency/business-with-deca

↑ 0 View 3 replies

---

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

00:00

at steiner's coffee cake of new york we

00:02

do things differently our mantra is when

00:04

we bake everybody eats we believe baked

00:07

goods should just be extraordinary even

00:09

when they are gluten free there is no

00:11

reason to compromise

00:13

every baked good we make starts with

00:15

real ingredients there are no

00:16

substitutes chemicals imitation flavors

00:18

or preservatives just the real deal in

00:21

every bite the foundation of every bite

00:24

we bake is our proprietary gluten-free

00:26

flour our formula is second to none it

00:29

performs at the highest level because we

00:31

kept it simple we didn't want to make it

00:33

cheap we wanted to make it extraordinary

00:36

we don't think of our baked goods as

00:38

gluten-free baked goods we know our

00:40

baked goods are premium products that

00:43

just happen to be gluten-free we don't

00:45

use augmented recipes or excuses

00:48

consumers are looking for moisture

00:50

flavor and real ingredients and they get

00:52

that in every bite of steiners we've

00:54

come a long way since nancy and i

00:56

started sifting flour in her home the

00:58

first year i baked hundreds of coffee

01:00

cakes in her kitchen it took me hours

01:03

now we bake fourteen thousand cakes in

01:05

an eight hour shift we have two key

01:07

metrics for success it's super simple if

01:10

you don't know it's gluten free we've

01:12

done our job did you buy it again the

01:14

second and third time are the most

01:16

important the first sale is easy 97 of

01:20

our wholesale clients say yes 60 of our

01:23

direct to consumer

01:26

there's a unique opportunity in the

01:27

baked goods sector to put forth products

01:29

that are made with real ingredients

01:31

serve both the conventional and

01:33

gluten-free community and are delivered

01:36

in sustainable and environmentally

01:37

conscious packaging our fresh frozen

01:40

baked goods are wrapped in natureflex

01:42

plant-based clear film which is home

01:45

compost rated and biodegradable we do

01:48

not use conventional plastic ever our

01:51

boxes are made from recycled materials

01:53

and they are recyclable

01:56

with our family recipes we've created

01:58

something special we know our baked

02:00

goods will be enjoyed throughout the

02:02

country in homes restaurants

02:04

institutions hospitals and entertainment

02:06

venues alike

02:08

in the next six months we fully expect

02:10

steiner's coffee cake of new york to be

02:12

a household name

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "STEINER'S COFFEE CAKE OF NEW YORK, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF NOVEMBER, A.D. 2021, AT 11:57 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

6320657 8100
SR# 20213757932

Authentication: 204652636
Date: 11-10-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:57 AM 11/10/2021
FILED 11:57 AM 11/10/2021
SR 20213757932 - File Number 6320657

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
STEINER'S COFFEE CAKE OF NEW YORK, INC.

Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, Steiner's Coffee Cake of New York, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1. That the name of the Corporation is Steiner's Coffee Cake of New York, Inc., and that the Corporation was originally incorporated pursuant to the General Corporation Law on October 19, 2021.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of the Corporation, declaring said amendment and restatement to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended and restated in its entirety to read as follows:

FIRST: The name of the Corporation is Steiner's Coffee Cake of New York, Inc.

SECOND: The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle 19808 and its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business of the Corporation and the objects or purposes to be transacted, promoted or carried on by it are as follows: To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of all classes of stock that the Corporation is authorized to issue is twenty million (20,000,000) shares of Common Stock with a par value of $.00001 per share, of which ten million (10,000,000) shares are designated Voting Common Stock and ten million (10,000,000) shares are designated Nonvoting Common Stock. The rights of holders of the Voting Common Stock and the Nonvoting Common Stock shall be the same in all respects, except that holders of the Voting Common Stock shall be entitled to one vote per share in all matters upon which stockholders of the Corporation are entitled to vote and the holders of the Nonvoting Common Stock shall not be entitled to vote, except if, as and when expressly required by the Delaware General Corporation Law.

FIFTH The name and mailing address of the sole incorporator is Jennifer S. Pool, c/o 42 Prospect Avenue, Sea Cliff, New York 11579.

SIXTH: The names and mailing addresses of the initial directors of the Corporation are:

Jennifer S. Pool	42 Prospect Avenue, Sea Cliff, New York 11579
Jeffrey T. Steiner	42 Prospect Avenue, Sea Cliff, New York 11579
Nancy S. Steiner	42 Prospect Avenue, Sea Cliff, New York 11579

SEVENTH: The Board of Directors is expressly authorized to make, alter, or repeal the bylaws of the Corporation.

EIGHTH: Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

NINTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

TENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ELEVENTH: The Corporation shall, to the maximum extent permitted from time to time under the General Corporation Law of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of the Corporation or while a director or officer is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney's fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require the Corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of any such person. Such indemnification shall not be exclusive of other indemnification rights arising under any bylaw, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification under this paragraph 11 shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. Any repeal or modification of the foregoing provisions of this paragraph 11 shall not adversely affect any right or protection of a director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.

TWELFTH: No director of the Corporation shall be held personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty in his or her capacity as a director, provided that liability shall not be eliminated or limited (a) for a breach of the director's duty of loyalty to the Corporation or its stockholders, or (b) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, or (c) for any transaction from which the director derived an improper personal benefit, or (d) for acts in violation of Section 174 of the General Corporation Law of the State of Delaware. Any repeal or amendment of this paragraph 12, insofar as it would in any way enlarge the liability of any director of the Corporation, shall be ineffective with respect to any acts or omissions occurring prior to the date of such repeal or amendment.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this November 8, 2021.

STEINER'S COFFEE CAKE OF NEW YORK, INC.

By: ______________________________
Jennifer S. Pool, President

4869-5178-6754.1